UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Papa John’s International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

698813102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,007
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,007
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,007 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (3)
14	TYPE OF REPORTING PERSON

PN

(1) Includes Shares issuable upon conversion of 200,000 shares of Series B Preferred Stock.

(2) Includes Shares issuable upon conversion of 50,000 shares of Series B Preferred Stock that Starboard has the option, exercisable at its discretion, to purchase on or prior to March 29, 2019, at a purchase price of $1,000 per share. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

(3) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement (as defined and described in Item 4 below).

2

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,581,902
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,581,902
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,581,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

CO

(1) Includes Shares issuable upon conversion of 129,200 shares of Series B Preferred Stock. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

3

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		387,534
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

387,534
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

387,534(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 19,400 shares of Series B Preferred Stock. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

4

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		223,731
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

223,731
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223,731(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 11,200 shares of Series B Preferred Stock. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

5

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		223,731
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

223,731
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223,731(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 11,200 shares of Series B Preferred Stock. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

6

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		431,481
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

431,481
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

431,481(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 21,600 shares of Series B Preferred Stock. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

7

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		207,750
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

207,750
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

207,750(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

(1) Represents Shares issuable upon conversion of 10,400 shares of Series B Preferred Stock. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

8

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		207,750
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

207,750
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

207,750(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

(1) Represents Shares issuable upon conversion of 10,400 shares of Series B Preferred Stock. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

9

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,007
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,007
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,007(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (3)
14	TYPE OF REPORTING PERSON

OO

(1) Includes Shares issuable upon conversion of 200,000 shares of Series B Preferred Stock.

(2) Includes Shares issuable upon conversion of 50,000 shares of Series B Preferred Stock that Starboard has the option, exercisable at its discretion, to purchase on or prior to March 29, 2019, at a purchase price of $1,000 per share. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

(3) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement (as defined and described in Item 4 below).

10

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,007
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,007
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,007(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (3)
14	TYPE OF REPORTING PERSON

PN

(1) Includes Shares issuable upon conversion of 200,000 shares of Series B Preferred Stock.

(2) Includes Shares issuable upon conversion of 50,000 shares of Series B Preferred Stock that Starboard has the option, exercisable at its discretion, to purchase on or prior to March 29, 2019, at a purchase price of $1,000 per share. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

(3) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement (as defined and described in Item 4 below).

11

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,995,007
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,995,007
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,007(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (3)
14	TYPE OF REPORTING PERSON

OO

(1) Includes Shares issuable upon conversion of 200,000 shares of Series B Preferred Stock.

(2) Includes Shares issuable upon conversion of 50,000 shares of Series B Preferred Stock that Starboard has the option, exercisable at its discretion, to purchase on or prior to March 29, 2019, at a purchase price of $1,000 per share. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

(3) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement (as defined and described in Item 4 below).

12

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,995,007
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,995,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,007(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (3)
14	TYPE OF REPORTING PERSON

IN

(1) Includes Shares issuable upon conversion of 200,000 shares of Series B Preferred Stock.

(2) Includes Shares issuable upon conversion of 50,000 shares of Series B Preferred Stock that Starboard has the option, exercisable at its discretion, to purchase on or prior to March 29, 2019, at a purchase price of $1,000 per share. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

(3) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement (as defined and described in Item 4 below).

13

CUSIP NO. 698813102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,995,007
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,995,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,007(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (3)
14	TYPE OF REPORTING PERSON

IN

(1) Includes Shares issuable upon conversion of 200,000 shares of Series B Preferred Stock.

(2) Includes Shares issuable upon conversion of 50,000 shares of Series B Preferred Stock that Starboard has the option, exercisable at its discretion, to purchase on or prior to March 29, 2019, at a purchase price of $1,000 per share. See Items 4 and 5 for a full description of the Reporting Person’s beneficial ownership.

(3) Reflects a conversion limitation of 9.99% as set forth under the Securities Purchase Agreement (as defined and described in Item 4 below).

14

CUSIP NO. 698813102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Papa John’s International, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2002 Papa John’s Boulevard, Louisville, Kentucky 40299.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
15

CUSIP NO. 698813102

(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and who was appointed to the Board of Directors pursuant to the Governance Agreement (as defined and described below); and
(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

16

CUSIP NO. 698813102

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and held in the Starboard Value LP Account were purchased with working capital pursuant to the terms of the Purchase Agreement (as defined below). The aggregate purchase price of the 129,200 Initial Series B Preferred Shares (as defined below) beneficially owned by Starboard V&O Fund is $129,200,000. The aggregate purchase price of the 19,400 Initial Series B Preferred Shares beneficially owned by Starboard S LLC is $19,400,000. The aggregate purchase price of the 11,200 Initial Series B Preferred Shares beneficially owned by Starboard C LP is $11,200,000. The aggregate purchase price of the 10,400 Initial Series B Preferred Shares beneficially owned by Starboard L Master is $10,400,000. The aggregate purchase price of the 29,800 Initial Series B Preferred Shares held in the Starboard Value LP Account is $29,800,000.

Item 4.	Purpose of Transaction.

On February 3, 2019, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into a Securities Purchase Agreement (“the Purchase Agreement”) with the Issuer, pursuant to which the Issuer sold to Starboard 200,000 shares of the Issuer’s Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock” and the 200,000 shares, the “Initial Series B Preferred Shares”), at a purchase price of $1,000 per share (the “Purchase Price”), for an aggregate purchase price of $200,000,000. Starboard also has the option, exercisable at its discretion, to purchase up to an additional 50,000 shares of Series B Preferred Stock (the “Optional Shares” and together with the Initial Series B Preferred Shares, the “Purchased Shares”) on or prior to March 29, 2019 for the Purchase Price, subject to certain limitations. The Series B Preferred Stock is convertible into Shares (the Shares underlying the Series B Preferred Stock, the “Conversion Shares”) at any time at the election of Starboard, and redeemable for cash at the option of either party from and after the eight year anniversary of issuance, subject to certain conditions.

Starboard may elect to convert the Series B Preferred Stock into the Shares, at the applicable conversion rate (subject to certain adjustments), at any time and from time to time. The conversion rate is determined by dividing 1,000 by the conversion price, which will be 122.5% of the volume-weighted average trading price of the Shares for the ten consecutive trading days after February 4, 2019, subject to a floor and cap of $34.66 and $50.06, respectively, and subject to certain anti-dilution adjustments (the “Conversion Price”). At any time on or after February 4, 2024, the Issuer will have the right to cause all or a portion of the Series B Preferred Stock to be converted into the Shares at the applicable conversion rate, if the closing price of the Shares equals or exceeds 190% of the Conversion Price for 30 consecutive trading days, and assuming certain tradeability conditions of the Shares have been met. The Issuer shall not convert any shares of Series B Preferred Stock (and any such conversion shall be null and void) to the extent that (i) after giving effect to such conversion, Starboard collectively would own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such conversion, or (ii) the conversion would result in the issuance of greater than 19.99% of the number of Shares outstanding as of the date of signing (the “Exchange Cap”). The Series B Preferred Stock will have the right to vote with common shareholders on an as-converted basis on all matters, without regard to limitations on conversion other than the Exchange Cap and subject to certain limitations in the Certificate of Designation of Series B Convertible Preferred Stock (the “Certificate of Designation”). The Series B Preferred Stock will also be entitled to a separate class vote with respect to amendments to the Issuer’s organizational documents that generally have an adverse effect on the Series B Preferred Stock. On any date following November 6, 2026, the Issuer and Starboard will have the right, upon 90 days’ notice to the other, to require the Issuer to repurchase or to repurchase, as the case may be, all or any portion of the Series B Preferred Stock for cash at a price equal to $1,000 per share of Series B Preferred Stock (the “Stated Value”) plus, without duplication, all accrued but unpaid dividends.

The Initial Series B Preferred Shares represent between an estimated 11.2% to 15.4% of the Issuer’s outstanding Shares on an as-converted basis, depending on the Conversion Price of the Series B Preferred Stock, which will be determined on February 15, 2019 and disclosed by the Issuer in a Current Report on Form 8-K. If Starboard exercises its option to purchase the Optional Shares, the cumulative Purchased Shares would represent in the aggregate between an estimated 13.6% to 16.7% of the Issuer’s outstanding Shares on an as-converted basis, depending on the Conversion Price of the Series B Preferred Stock and subject to the Exchange Cap.  The sale of the Initial Series B Preferred Shares closed on February 4, 2019 (the “Closing Date”).

In addition, under the Purchase Agreement, Starboard has been granted the right to participate on a proportionate basis in future equity offerings, subject to certain limits. Starboard has agreed under the Purchase Agreement to (i) a lock-up provision pursuant to which it cannot transfer the Purchased Shares or the Conversion Shares, if converted, for a one year period following the Closing Date and (ii) certain limitations on certain public disclosures regarding any intent or proposal to change the Issuer’s management, business, capitalization, organizational documents or corporate structure so long as either Jeffrey C. Smith (“Mr. Smith”) is Chairman of the Board or the Standstill Period (as defined below) has not expired or been terminated.

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So long as Starboard beneficially owns any of the Issuer’s securities, the Issuer may not issue any shares of Series B Preferred Stock without the prior written consent of the holders of a majority of the securities issued pursuant to the Purchase Agreement, on an as-converted basis (including Starboard V&O Fund as long as it, or any of its affiliates, holds any Purchased Shares or Conversion Shares). Notwithstanding the foregoing, on or prior to March 30, 2019, the Issuer may offer and sell an aggregate amount of up to 10,000 shares of Series B Preferred Stock to qualified franchisees of the Issuer (the “Franchisee Option”), so long as the issuance of such shares does not (i) exceed certain maximum thresholds when taken together with the Purchased Shares or (ii) otherwise impair the rights granted to Starboard under the Purchase Agreement, Certificate of Designation, Governance Agreement or Registration Rights Agreement (each as defined herein, and collectively, the “Transaction Documents”).

Subject to certain limitations, the Issuer has also agreed to indemnify Starboard for (i) any misrepresentation or breach of any representation or warranty made by the Issuer in any of the Transaction Documents prior to the expiration of the applicable survival period of such representation or warranty; (ii) any breach of any covenant or agreement of the Issuer contained in any of the Transaction Documents; and (iii) any cause of action, suit or claim brought against Starboard by a third party arising out of or resulting from or related to (w) the investment in the Purchased Shares, the consummation of the transactions contemplated by the Transaction Documents and the execution, delivery, performance or enforcement of the Transaction Documents, (x) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Issuer’s securities pursuant to the Purchase Agreement, (y) public announcement by the Issuer of the Transaction Documents and/or the issuance of the Issuer’s securities pursuant to the Purchase Agreement, including the accompanying release of the Issuer’s financial results, or (z) the status of Starboard as an investor in the Issuer pursuant to the transactions contemplated by the Transaction Documents or an officer or director of the Issuer being a principal of Starboard, except in the event that such cause of action, suit or claim is determined by a court of competent jurisdiction to be the sole result of the gross negligence, willful misconduct or fraud by Starboard.

The foregoing summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2019, and is incorporated herein by reference.

Governance Agreement

Additionally, the Issuer and Starboard entered into a Governance Agreement, dated February 4, 2019, in which the Issuer has agreed to (i) increase the size of the Board from six to nine directors, (ii) nominate and appoint Mr. Smith (the “Starboard Appointee”), Anthony M. Sanfilippo (the “Independent Appointee”) and Steve M. Ritchie (collectively, the “Agreed Appointees”) to the Board and (iii) appoint Mr. Smith as Chairman of the Board (the “Chairman”). Subject to certain limitations set forth in the Governance Agreement, during the Standstill Period, (A) Mr. Sanfilippo shall be a member of the Compensation Committee of the Board, the Corporate Governance & Nominating Committee of the Board (the “Nominating Committee”) and the Special Committee of the Board (the “Special Committee”) and (B) Mr. Smith shall be a member of the Special Committee so long as no Resignation Event (as defined below) has occurred.

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The Governance Agreement further provides that so long as a Resignation Event has not occurred, the Board will nominate, recommend, support and solicit proxies for the Starboard Appointee (or Replacement Director thereof), the Independent Appointee (or Replacement Director thereof) and the Additional Independent Appointee(s) (if applicable) for election at the 2019 Annual Meeting for terms expiring at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”).

In addition to the appointment of the Agreed Appointees, the Issuer has agreed that the Nominating Committee, in consultation with the Chairman and the Chairman of the Nominating Committee, will initiate a process to identify and recommend at least one and no more than two additional new independent director candidates (each, an “Additional Independent Appointee”), who will be appointed to the Board, subject to their completion of customary director onboarding documentation and the Board’s approval. The Issuer has also agreed that, without the prior written consent of Starboard, the Board shall take all necessary action so that the size of the Board shall not exceed (i) 11 directors during the period from February 4, 2019 until the date of the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”) and (ii) 12 directors from the date of the 2019 Annual Meeting until the end of the Standstill Period (as defined below).

If there is a vacancy on the Board during the Standstill Period as a result of either the Starboard Appointee or the Independent Appointee no longer serving on the Board for any reason, then Starboard will be entitled to designate a replacement thereof (each, a “Replacement Director”); provided that at such time certain criteria set forth in the Governance Agreement are satisfied, including that Starboard beneficially own, in the aggregate, at least (i) 89,264 shares of Series B Preferred Stock or (ii) the lesser of 5.0% of the Issuer’s then-outstanding Shares (on an as-converted basis, if applicable) and 1,783,141 Shares issued and outstanding (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”). Prior to being appointed to the Board, the Starboard Appointee (or a Replacement Director thereof who is not independent of Starboard) shall deliver an irrevocable resignation letter pursuant to which he or she will resign automatically and immediately if (A) Starboard fails to satisfy the Minimum Ownership Threshold or (B) Starboard, its affiliates or associates or any Starboard Appointee who is not independent of Starboard materially breaches the terms of the Governance Agreement (clauses (A)-(B), regardless of actual resignation, the “Resignation Events”).

Pursuant to the Governance Agreement, Starboard has agreed that during the Standstill Period, it shall vote all shares that it beneficially owns (i) in favor of each of the Issuer’s director nominees, (ii) in accordance with the Board’s recommendation for the ratification of the appointment of the Issuer’s independent auditor for the applicable fiscal year, (iii) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal; and (iv) in accordance with the Board’s recommendation with respect to any other Issuer proposal or stockholder proposal; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Issuer’s “say-on-pay” proposal or any other Issuer or stockholder proposal (other than proposals relating to the nomination or election of directors) at any annual meeting held during the Standstill Period, Starboard may vote in accordance with the ISS or Glass Lewis recommendation).

During the Standstill Period, Starboard may also vote in any manner on any extraordinary corporate transaction presented to stockholders for approval. In addition, during the Standstill Period, Starboard has agreed not to (A) nominate or recommend for nomination any person for election as a director at any stockholder meeting, (B) submit any stockholder proposals for consideration at, or bring any business before, any stockholder meeting or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the Shares.

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Starboard also agreed to certain customary standstill provisions, effective as of the date of the Governance Agreement until the earlier of (x) the date that is 15 days prior to the deadline for the submission of stockholder nominations for the 2020 Annual Meeting pursuant to the Issuer’s organizational documents and (y) the date that is 100 days prior to the first anniversary of the 2019 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Starboard from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) depositing Shares in any voting trust or subjecting any Shares to any arrangement or agreement; (iv) seeking or encouraging others to submit nominations for election or removal of directors; (v) making stockholder proposals or offers with respect to mergers, acquisitions and other business combinations; (vi) seeking Board representation other than as provided in the Governance Agreement; (vii) advising or influencing any person or entity with respect to the voting of any securities of the Issuer at any meeting of stockholders in connection with any consent solicitation, other than as provided in the Governance Agreement; or (viii) making any request to amend the terms of the Governance Agreement, other than through non-public communications.

Starboard has an option to extend the Standstill Period by one-year periods (the “Continuation Option”), which Continuation Option may be exercised no more than twice, subject to certain limitations. In the event that Starboard does not exercise the Continuation Option prior to an applicable deadline, the Standstill Period will expire without extension. If the Starboard Appointee is removed as Chairman of the Board during the Standstill Period for any reason other than due to the occurrence of a Resignation Event or his resignation as Chairman of the Board or as a director of the Issuer, Starboard shall also have the right to terminate the Standstill Period. The Governance Agreement terminates upon the expiration of the Standstill Period.

The foregoing summary of the Governance Agreement is qualified in its entirety by the full text of the Governance Agreement, a copy of which is filed as Exhibit 10.3 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2019, and is incorporated herein by reference.

Registration Rights Agreement

On February 4, 2019, Starboard entered into a Registration Rights Agreement, in which the Issuer has agreed that it shall use commercially reasonable efforts to register for resale: (i) on or prior to February 4, 2020, at least 110% of the maximum amount of Conversion Shares convertible or converted from the Purchased Shares and (ii) on or prior to February 4, 2021, all of the Purchased Shares, in each case, solely to the extent such shares are Registrable Securities (as defined in the Registration Rights Agreement). In addition, the Issuer has agreed to use its commercially reasonable efforts to list the Conversion Shares covered by an effective Registration Statement upon any securities exchange upon which the Shares are then listed, and to list the Series B Preferred Stock upon the request of Starboard after the two year anniversary of the Closing Date. The Issuer has also agreed to reimburse Starboard for certain fees of their legal counsel for registration in accordance with the Registration Rights Agreement. The Registration Rights Agreement contains customary indemnification provisions.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2019, and is incorporated herein by reference.

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Amendment to Rights Agreement

In addition, on February 3, 2019, prior to entry into the Purchase Agreement, the Issuer entered into Amendment No. 1 to the Rights Agreement (the “Rights Agreement Amendment”), by and between the Issuer and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), which amends that certain Rights Agreement, dated as of July 22, 2018, by and between the Issuer and the Rights Agent (the “Rights Agreement”).

The Rights Agreement Amendment amends the Rights Agreement to address the sale and issuance of the Purchased Shares to Starboard. In particular, the Rights Agreement Amendment exempts Starboard from being considered an “Acquiring Person” under the Rights Agreement with respect to its beneficial ownership of the (i) Shares beneficially owned by Starboard as of the Closing Date, (ii) shares of Series B Preferred Stock issued or issuable to Starboard under the terms of the Purchase Agreement, and (iii) Shares (or in certain circumstances certain series of preferred stock) issuable upon conversion of the Series B Preferred Stock pursuant to the terms of the Purchase Agreement.

The foregoing summary of the Rights Agreement Amendment is qualified in its entirety by the full text of the Rights Agreement Amendment, a copy of which is filed as Exhibit 4.1 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2019, and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in accordance with the terms and provisions of the Transaction Documents, including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The Shares issuable upon conversion of the Series B Preferred Stock reported owned by each person named herein have been calculated using the Conversion Rate, as defined in the Certificate of Designation, which, pursuant to the terms of the Certificate of Designation, utilized a Conversion Price of $50.06.  On the Determination Date, as defined in the Certificate of Designation, the Conversion Price is subject to change, and accordingly, the Shares issuable upon conversion of Series B Preferred Stock owned by each Reporting Person is also subject to change. The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator of (i) 31,667,620 Shares outstanding, as of February 3, 2019, which is the total number of Shares outstanding as disclosed in the Purchase Agreement filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2019, (ii) certain or all of the 3,995,205 Shares issuable upon conversion of the Initial Series B Preferred Shares, as applicable, and (iii) 998,802 Shares issuable upon conversion of the Optional Shares, as applicable.

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A.	Starboard V&O Fund
(a)	As of the close of business on February 14, 2019, Starboard V&O Fund beneficially owned 2,581,902 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 2,581,902
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,581,902
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Issuer’s securities received pursuant to the Purchase Agreement, Starboard V&O Fund has not entered into any transactions in the Issuer’s securities during the past sixty days.

B.	Starboard S LLC
(a)	As of the close of business on February 14, 2019, Starboard S LLC beneficially owned 387,534 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 387,534
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 387,534
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Issuer’s securities received pursuant to the Purchase Agreement, Starboard S LLC has not entered into any transactions in the Issuer’s securities during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on February 14, 2019, Starboard C LP beneficially owned 223,731 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 223,731
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 223,731
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Issuer’s securities received pursuant to the Purchase Agreement, Starboard C LP has not entered into any transactions in the Issuer’s securities during the past sixty days.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 223,731 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 223,731
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 223,731
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R LP has not entered into any transactions in the Issuer’s securities during the past sixty days.
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E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 223,731 Shares owned by Starboard C LP and (ii) 207,750 Shares owned by Starboard L Master.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 431,481
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 431,481
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
F.	Starboard L Master
(a)	As of the close of business on February 14, 2019, Starboard L Master beneficially owned 207,750 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 207,750
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 207,750
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Issuer’s securities received pursuant to the Purchase Agreement, Starboard L Master has not entered into any transactions in the Issuer’s securities during the past sixty days.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 207,750 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 207,750
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 207,750
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard L GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
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H.	Starboard Value LP
(a)	As of the close of business on February 14, 2019, 595,285 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 387,534 Shares owned by Starboard S LLC, (iii) 223,731 Shares owned by Starboard C LP, (iv) 207,750 Shares owned by Starboard L Master, and (v) 595,285 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,007
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,007
4. Shared power to dispose or direct the disposition: 0
(c)	Other than the Issuer’s securities received pursuant to the Purchase Agreement, Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in the Issuer’s securities during the past sixty days.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 387,534 Shares owned by Starboard S LLC, (iii) 223,731 Shares owned by Starboard C LP, (iv) 207,750 Shares owned by Starboard L Master, and (v) 595,285 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,007
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,007
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard Value GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 387,534 Shares owned by Starboard S LLC, (iii) 223,731 Shares owned by Starboard C LP, (iv) 207,750 Shares owned by Starboard L Master, and (v) 595,285 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,007
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,007
4. Shared power to dispose or direct the disposition: 0
(c)	Principal Co has not entered into any transactions in the Issuer’s securities during the past sixty days.
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K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 387,534 Shares owned by Starboard S LLC, (iii) 223,731 Shares owned by Starboard C LP, (iv) 207,750 Shares owned by Starboard L Master, and (v) 595,285 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 4,995,007
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,995,007
4. Shared power to dispose or direct the disposition: 0
(c)	Principal GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,581,902 Shares owned by Starboard V&O Fund, (ii) 387,534 Shares owned by Starboard S LLC, (iii) 223,731 Shares owned by Starboard C LP, (iv) 207,750 Shares owned by Starboard L Master, and (v) 595,285 Shares held in the Starboard Value LP Account.

Percentage: 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,995,007
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,995,007
(c)	Neither of Messrs. Smith or Feld have entered into any transactions in the Issuer’s securities during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 3, 2019, the Reporting Persons and the Issuer entered into the Securities Purchase Agreement defined and described in Item 4 above. A copy of which is attached as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 4, 2019 and is incorporated herein by reference.

On February 4, 2019, the Reporting Persons and the Issuer entered into the Registration Rights Agreement as well as the Governance Agreement, defined and described in Item 4 above. A copy of each are attached as Exhibit 10.2 and Exhibit 10.3, respectively, to the Issuer’s Form 8-K filed with the SEC on February 4, 2019 and are incorporated herein by reference.

On February 14, 2019, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Securities Purchase Agreement, dated as of February 3, 2019 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2019).
99.2	Registration Rights Agreement, dated as of February 4, 2019 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2019).
99.3	Governance Agreement, dated as of February 4, 2019 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2019).
99.4	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated February 14, 2019.
99.5	Certificate of Designation of Series B Convertible Preferred Stock, dated as of February 4, 2019 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with SEC on February 4, 2019).
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CUSIP NO. 698813102

99.6	Amendment No. 1 to Rights Agreement, dated as of February 3, 2019 (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with SEC on February 4, 2019).
99.7	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated September 15, 2011.

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CUSIP NO. 698813102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP NO. 698813102

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands